                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         [X]      ANNUAL REPORT PURSUANT TO SECTION  15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1996

                         Commission file number 0-00000


                   RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.

                                 FRIEDMAN'S INC.
                             A Delaware Corporation
                  IRS Employer Identification Number 58-2058362
                             Four West State Street
                             Savannah, Georgia 31401
                            Telephone (912) 233-9333

                   RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.
                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page No.
Audited Financial Statements
     Report of Independent Auditors ..........................................3

     Statement of Net Assets Available for Benefits, With Fund
       Information ...........................................................5
     Statement of Changes in Net Assets Available for Benefits, With Fund
       Information ...........................................................7
     Notes to Financial Statements ...........................................9

Supplemental Schedules

     Schedule of Assets Held for Investment Purposes ........................15
     Schedule of Reportable Transactions ....................................16

Signature....................................................................17

                         Report of Independent Auditors

The Plan Committee
Retirement Savings Plan of
  Friedman's Inc.
Savannah, Georgia

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan of Friedman's Inc. (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for benefits at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





October 10, 1997
Jacksonville, Florida

                   Retirement Savings Plan of Friedman's Inc.

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1996


                                               EVERGREEN        EVERGREEN
                                               TREASURY           SHORT            FIRST UNION
                                                MONEY          INTERMEDIATE          ENHANCED        FIDELITY
                                                MARKET            BOND                 STOCK         MAGELLAN
                                           -----------------------------------------------------------------------
ASSETS
Investments:
   Mutual funds                                $299,365           $7,166            $43,924           $66,289
   Loans to participants                              -                -                  -                 -
                                           -----------------------------------------------------------------------
                                                299,365            7,166             43,924            66,289

Contributions receivable:
   Participants                                  25,606              961              2,690             4,418
   Employer                                       9,436              183                836             1,522
                                           -----------------------------------------------------------------------

Net Assets Available for Benefits              $334,407           $8,310            $47,450           $72,229
                                           =======================================================================


                     WEISS, PECK
   WEISS, PECK        AND GREER      WEISS, PECK
    AND GREER         TOMORROW        AND GREER
    TOMORROW           MEDIUM-         TOMORROW          FRIEDMAN'S         LOAN
   SHORT-TERM           TERM          LONG-TERM          INC. STOCK         FUND               TOTAL
----------------------------------------------------------------------------------------------------------



     $3,753            $27,734          $16,420           $35,814          $     -            $500,465
          -                  -                -                 -           21,646              21,646
----------------------------------------------------------------------------------------------------------
      3,753             27,734           16,420            35,814           21,646             522,111


        313              1,976            1,331             2,809                -              40,104
        114                604              341               837                -              13,873
----------------------------------------------------------------------------------------------------------

     $4,180            $30,314          $18,092           $39,460          $21,646            $576,088
==========================================================================================================



See Notes to Financial Statements.

                   Retirement Savings Plan of Friedman's Inc.

        Statement of Changes in Net Assets Available for Benefits, With
                                Fund Information

                          Year ended December 31, 1996


                                               EVERGREEN        EVERGREEN
                                               TREASURY           SHORT            FIRST UNION
                                                MONEY          INTERMEDIATE          ENHANCED        FIDELITY
                                                MARKET            BOND                 STOCK         MAGELLAN
                                           -----------------------------------------------------------------------
Additions:
   Investment earnings (losses)               $   6,559            $  212            $  3,941          $  4,155

   Contributions:
     Participants                               290,288             5,586              33,141            59,963
     Employer                                    92,485             1,215               7,945            13,272
                                           -----------------------------------------------------------------------
                                                389,332             7,013              45,027            77,390

Deductions:
   Distributions to participants                  4,581                 -                 125               120
   Administrative expenses                        4,325                51                 300               444
                                           -----------------------------------------------------------------------
                                                  8,906                51                 425               564

Interfund transfers                             (46,019)            1,348               2,848            (4,597)
                                           -----------------------------------------------------------------------

Net increase in net assets                      334,407             8,310              47,450            72,229
Net assets available for benefits at
   beginning of year                                  -                 -                   -                 -
                                           -----------------------------------------------------------------------

Net Assets Available for Benefits at End
   of Year                                     $334,407            $8,310             $47,450           $72,229
                                           =======================================================================


                     WEISS, PECK
   WEISS, PECK        AND GREER      WEISS, PECK
    AND GREER         TOMORROW        AND GREER
    TOMORROW           MEDIUM-         TOMORROW          FRIEDMAN'S         LOAN
   SHORT-TERM           TERM          LONG-TERM          INC. STOCK         FUND               TOTAL
----------------------------------------------------------------------------------------------------------

     $  239              $ 1,629       $    972             $(7,206)       $       -         $  10,501


      2,529               24,284         12,679              19,096                -           447,566
        868                5,247          2,448               5,006                -           128,486
----------------------------------------------------------------------------------------------------------
      3,636               31,160         16,099              16,896                -           586,553


          -                    -              -                   -                              4,826
         34                  181            132                 172                -             5,639
----------------------------------------------------------------------------------------------------------
         34                  181            132                 172                -            10,465

        578                 (665)         2,125              22,736           21,646                 -
----------------------------------------------------------------------------------------------------------

      4,180               30,314         18,092              39,460           21,646           576,088

          -                    -              -                   -                                  -
----------------------------------------------------------------------------------------------------------


     $4,180              $30,314        $18,092             $39,460          $21,646          $576,088
==========================================================================================================



See Notes to Financial Statements.

                   Retirement Savings Plan of Friedman's Inc.

                         Notes to Financial Statements

                               December 31, 1996


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Retirement Savings Plan of Friedman's Inc. (the
Plan) are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

VALUATION OF INVESTMENTS

Investments in mutual funds are stated at fair values as determined by the Plan trustee, First Union National Bank, using the unitization method of accounting. Unit values are generally based upon quoted market prices and are adjusted to reflect the impact of interest, dividends, realized and unrealized gains/losses, and fund expenses. The investments in mutual funds and the participants' ownership in such mutual funds are expressed in unit values which are calculated daily based on the total market value of the unitized fund. Loans to participants are carried at their outstanding principal balances plus interest, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and other additions to or deductions from net assets. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals, loans and distributions is disclosed in the Summary Plan Description and the Plan Document. Copies of these documents are available from the Friedman's Inc. Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

                   Retirement Savings Plan of Friedman's Inc.

2. DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and covers substantially all employees of Friedman's Inc. (the Company or the Employer). The plan was established and became effective January 1, 1996.

INVESTMENT ALTERNATIVES

Participant contributions may be invested in one or more of the following investment funds: (1) Evergreen Treasury Money Market Fund, consisting of a mutual fund that invests in short-term U.S. Treasury securities primarily to assure minimal credit risk; (2) Evergreen Short-Intermediate Bond Fund, consisting of a mutual fund that invests in government and agency securities selected primarily to attain high income with capital growth as a secondary objective; (3) First Union Enhanced Stock Fund, consisting of a collective trust fund which invests in common stocks and S&P 500 futures contracts selected primarily to duplicate the return of the general market as measured by the S&P 500; (4) Fidelity Magellan Fund, consisting of a mutual fund that invests in equity securities of domestic, foreign and multinational issuers for long-term growth potential; (5) Weiss, Peck and Greer Tomorrow Retirement Funds -- Short-Term, Medium-Term, and Long-Term, which are a series of mutual funds which invest in varying mixes of common stocks and bonds selected for long-term capital appreciation; and (6) Friedman's Inc. Stock Fund, which invests in the Class A common stock of Friedman's Inc.

CONTRIBUTIONS

Participants are allowed to make contributions to the Plan in accordance with
Section 401(k) of the Internal Revenue Code ranging from 1% to 15% of their pre-tax compensation, as defined in the Plan document, up to a maximum of $9,500 for 1996. Except for rollover contributions, participants may not make additional contributions from after-tax salary. In addition, the Company makes matching contributions on behalf of each participant equal to 50% of the first 4% of each participant's contribution to the Plan.

                   Retirement Savings Plan of Friedman's Inc.

2. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in any Employer contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Employer contributions after two years of service and an additional 20% each year thereafter until they are 100% vested after six years of service. Withdrawals and distributions are controlled in accordance with the provisions of the Plan.

LOANS TO PARTICIPANTS

The minimum amount participants are permitted to borrow under the loan provisions of the Plan is $1,000. The maximum amount participants are permitted to borrow under the loan provisions of the Plan is the lesser of $50,000 or 50% of the participant's vested interest in the Plan. Participants may have only one loan outstanding which must be repaid within five years unless the loan is for the purchase of a primary residence, which must be repaid within ten years. Borrowings are reflected as loans to participants and bear interest at the prime rate plus 2% in effect at the beginning of the month in which the loan originated.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and the related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Employer contributions and actual earnings thereon according to the vesting schedule described above.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

                   Retirement Savings Plan of Friedman's Inc.

3. INVESTMENTS

The Plan's investments are held by First Union National Bank. The investments are more fully described below:

         Evergreen Treasury Money Market Fund: Substantially all of the assets held in the Evergreen Treasury Money Market Fund are invested in short-term U.S. Treasury securities with average maturities of less than 120 days.

         Evergreen Short-Intermediate Bond Fund: Substantially all of the assets held in the Evergreen Short-Intermediate Bond Fund are invested in fixed income investments consisting of U.S. Government and Agency securities, corporate bonds, cash equivalents and other instruments with an average maturity of 5 years or less.

         First Union Enhanced Stock Fund: Substantially all of the assets held in the First Union Enhanced Stock Fund are invested in common stocks or S&P 500 futures contracts selected primarily to duplicate the return of the S&P 500.

         Fidelity Magellan Fund: Substantially all of the assets held in the Fidelity Magellan Fund are invested in equity securities of domestic, foreign and multinational issuers.

         Weiss, Peck and Greer Tomorrow Short-Term, Medium-Term, and Long-Term Retirement Funds: Substantially all of the assets held in the Tomorrow Retirement Funds are invested in common stocks and bonds with varying mix proportions which are customized for specific age groups and grow more conservative over time.

         Friedman's Inc. Stock Fund: Substantially all of the assets held in the Friedman's Inc. Stock Fund are invested in the Class A common stock of Friedman's Inc. (see note below).

                  Retirement Savings Plan of Friedman's Inc.

3. INVESTMENTS (CONTINUED)

The Plan's investments are held by a trustee and are invested in any of eight investment options. Investments that represent 5 percent or more of the Plan's net assets at December 31, 1996 are as follows:

         Investments at fair value as determined by unitization:
           Units of registered investments companies:
             Evergreen Treasury Money Market Fund, 24,262 units         $299,365
             Fidelity Magellan, 631 units                                 66,289
             Weiss, Peck and Greer Tomorrow Medium-Term Fund,
               3,396 units                                                27,734

           Units of collective trust:
             First Union Enhanced Stock Fund, 1,047 units                 43,924

           Units of corporate common stock:
             Friedman's Inc. Stock Fund, 5,990 units                      35,814

Effective October 10, 1997, the Company instructed the trustee of the Plan to freeze all activity in any investment alternatives which include the Company's Class A common stock. Such investment alternatives are subject to prior registration of the Plan interest and the Company's Class A common stock with the Securities and Exchange Commission, which registration had not, as of October 10, 1997, been completed. The Company and its counsel are investigating the steps necessary to restore investments in the Company's Class A common stock as an investment alternative under the Plan, which may include a recision offer to all participants who invested in the Company's Class A common stock through the Plan, as well as registration of the Plan interests and the Company's Class A common stock subject to the Plan.

                   Retirement Savings Plan of Friedman's Inc.

4. INCOME TAX STATUS

The Internal Revenue Service ruled September 2, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Codes (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee is not aware of any event or series of events that have occurred that might adversely affect the Plan's qualified status.

                   Retirement Savings Plan of Friedman's Inc.

                Schedule of Assets Held for Investment Purposes

                              December 31, 1996

                                                                   Schedule 27a



                                                                 DESCRIPTION OF
                                                                  INVESTMENT
                                                                  INCLUDING
                                                                 MATURITY DATE,
                                                                    RATE OF
                                                                INTEREST, PAR OR
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR                    MATURITY                             CURRENT
                     PARTY                                          VALUE              COST              VALUE
----------------------------------------------------------------------------------------------------------------

Mutual Funds:
  Evergreen Treasury Money Market Fund                            24,262 units       $293,633          $299,365
  Evergreen Short-Intermediate Bond Fund                             671 units          6,961             7,166
  Fidelity Magellan Fund                                             631 units         62,011            66,289
  Weiss, Peck and Greer Tomorrow Short-Term                          407 units          3,515             3,753
   Retirement Fund
  Weiss, Peck and Greer Tomorrow Medium-Term                       3,396 units         26,107            27,734
   Retirement Fund
  Weiss, Peck and Greer Tomorrow Long-Term                         2,315 units         15,446            16,420
   Retirement Fund

Collective Trust Fund:
    First Union Enhanced Stock Fund                                1,047 units         39,992            43,924

Common stock:
  Friedman's Inc. Stock Fund                                       5,990 units         42,516            35,814
                                                                                ---------------------------------
                                                                                      490,181           500,465

Participant loans                                                8.25% - 9.00%              _            21,646
                                                                                ---------------------------------

                                                                                     $490,181          $522,111
                                                                                =================================


                   Retirement Savings Plan of Friedman's Inc.

                       Schedule of Reportable Transactions

                         Year ended December 31, 1996

                                                                   Schedule 27d

                         DESCRIPTION  OF TRANSACTION                                       EXPENSES           CURRENT VALUE
                        INCLUDING MATURITY DATE, RATE                                      INCURRED            OF ASSET ON
  IDENTITY OF PARTY    OF INTEREST, COLLATERAL, PAR OR       PURCHASE  SELLING    LEASE      WITH     COST OF  TRANSACTION  NET GAIN
      INVOLVED                   MATURITY VALUE                PRICE    PRICE    RENTAL  TRANSACTION   ASSET       DATE       (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (i) - Single transaction in excess of 5% of Plan assets:

Evergreen Treasury Money   Mutual Fund, 2,449  units         $ 29,588        _         _       _      $29,588     $29,588          _
  Market Fund

Category (iii) - Series of transactions in excess of 5% of Plan assets:

Evergreen Treasury Money   Mutual Fund, 31,423 units          379,555        _         _       _      379,555     379,555          _
  Market Fund                            7,162 units                _  $85,922         _       _       85,922      86,748       $826

First Union Enhanced       Collective Trust Fund, 1,280 units  48,379        _         _       _       48,379      48,379          _
  Stock Fund

Fidelity Magellan Fund     Mutual Fund, 862 units              84,080        _         _       _       84,080      84,080          _

Friedman's Inc. Stock      Corporate common stock, 6,474       46,970        _         _       _       46,970      46,970          -
  Fund                     units



There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1996.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undesigned hereunto duly authorized.


                             RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.


                          By: /s/ Victor M. Suglia
                             -------------------------------------
                             Victor M. Suglia
                             Senior Vice President and
                               Chief Financial Officer


Date: October 15, 1997


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